NO ACT

PE
10-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08067221

Received SEC

NOV 2 5 2008

Washington, DC 20549

November 25, 2008

Bruce H. Hallett
Hallet & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, TX 75201

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-25-08

Re: Whole Foods Market, Inc.
Incoming letter dated October 31, 2008

Dear Mr. Hallett:

This is in response to your letter dated October 31, 2008 concerning the shareholder proposal submitted to WFM by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 0 5 2008
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

November 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated October 31, 2008

The proposal requests that the board of directors initiate the appropriate process to amend WFM's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that WFM may exclude the proposal under rule 14a-8(i)(7), as relating to WFM's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if WFM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

H P

Hallett & Perrin, P.C.
Attorneys and Counselors

2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4142 Fax
www.hallettperrin.com

Direct Dial Number
(214) 922-4120
fax (214) 922-4170
bhallett@hallettperrin.com

October 31, 2008

RECEIVED
2008 NOV -3 PM 4:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Securities Exchange Act of 1934 - Rule 14a-8 Shareholder Proposal Submitted by the Central Laborers' Pension, Welfare & Annuity Funds

Ladies and Gentlemen:

On behalf of Whole Foods Market, Inc., a Texas corporation ("WFM" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal"), attached as Exhibit I hereto, that WFM has received from the Central Laborers' Pension, Welfare & Annuity Funds ("Proponent") for inclusion in the proxy materials (the "2009 Proxy Materials") that WFM intends to distribute in connection with its 2009 annual meeting of shareholders (the "2009 Annual Meeting"). The Proposal was sent to WFM under cover of a letter dated September 29, 2008, which is also attached as part of Exhibit I hereto.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter, and a copy of this letter is being sent simultaneously to Proponent as notification of WFM's intention to omit the Proposal from its 2009 Proxy Materials. WFM expects to file its definitive proxy materials with the Commission on or about January 28, 2009. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before WFM files its definitive 2009 Proxy Materials.

WFM intends to omit the Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act because the Proposal relates to WFM's ordinary business operations.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if WFM omits the Proposal from the 2009 Proxy Materials.

The Proposal

The Proposal requests that the board of directors of WFM "initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders."

Rule 14a-8(i)(7) Discusssion

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." As discussed herein, we believe that the Proposal is excludable from the 2009 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to WFM's ordinary business operations - namely, the management of the Company's CEO succession policies and practices.

With immaterial wording changes, the Proposal is identical to the proposals submitted by the Proponent and its affiliates during the early 2008 proxy season and which were the subject of the following no-action letters from the Staff: ***Bank of America*** (January 4, 2008); ***Merrill Lynch*** (February 12, 2008); ***Verizon Communications*** (February 12, 2008) and ***Toll Brothers, Inc.*** (January 2, 2008). Accordingly, we would note that this issue has been clearly settled by the Staff.

As discussed in the above-cited no-action letters, the Commission has provided specific guidance on the policy rationale for the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included the "management of the workforce, such as the hiring, promotion, and termination of employees..."

The second consideration underlying the policy of the ordinary business exception is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission noted that this consideration may come into play in a number of circumstances, such as where the proposal "seeks to impose specific time-frames or methods for implementing complex policies."

The Proposal clearly falls within the ordinary business exclusion based upon the application of the foregoing policies. CEO succession planning inherently involves the management of WFM's workforce and decisions regarding the hiring, promotion and termination decisions by WFM's board of directors. Further, by specifying detailed features of the proposed succession policy, the Proposal seeks to micro-manage WFM's management of the workforce, which is a complex matter that shareholders cannot effectively supervise.

The designation of a potential successor or group of successor candidates to the CEO contemplates both (i) potentially increased responsibilities of certain existing executives and (ii) the exclusion of other executives. Such designations, if publicly disclosed, would likely result in competitive harm to WFM. Competitors of WFM might attempt to recruit executives away from WFM based on such public disclosures. Executives not designated as potential successors might choose to voluntarily leave the employ of WFM. Recruitment of executives might also be impaired. Any of these possibilities would actually subvert, rather than improve, WFM's succession planning process.

The Proposal expressly requests that WFM address its "business strategy" in its public disclosure of CEO succession criteria. This factor would potentially injure WFM by requiring disclosure of certain long-term strategic objectives and plans that are not otherwise disclosable to the public, and which could then be used by current and future competitors.

The Proposal further requires that the succession policy "identify and develop internal candidates." Although WFM has had a strong history of developing internal candidates for all of its executive officer positions, its board of directors has a fiduciary duty to shareholders that cannot be micro-managed or constrained by shareholders in this manner. It is certainly conceivable that an outstanding external candidate might be presented on short notice to the board of directors and that the board would choose to consider such an approach.

While not essential to the analysis under Rule 14a-8(i)(7), it is important to mention that succession planning, including CEO succession, is an identified function in the WFM board of directors' mission statement and role definition, all as set forth in the Corporate Governance Principles (February 2007 version) that are publicly available on WFM's corporate website. Accordingly, we are not dealing with an area in which the Proponent is attempting to fill an existing void in corporate governance and business operations. On the contrary, the Proponent would be actively interfering with ordinary business operations.

Even prior to the 2008 no-action letters cited above, the Staff has historically applied the ordinary business exclusion in several no-action letters involving proposals relating to CEO employment and succession. Such letters include ***Wachovia Corporation*** (February 17, 2002) (stating that a stockholder proposal instructing the board of directors to seek and hire a new CEO within six months is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); ***Willow Financial Bancorp, Inc.*** (August 16, 2007) (stating that a stockholder proposal recommending the replacement of the CEO and Chief Financial Officer is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); and ***The Boeing Company*** (February 10, 2005) (stating that a stockholder proposal urging that independent directors approve, rather than merely review, the hiring of certain senior executives is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations).

Conclusion

Based on the foregoing, WFM intends to omit the Proposal from the 2009 Proxy Materials for the 2009 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (214) 922-4120. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, postage-paid envelope.

Very truly yours,

Bruce H. Hallett

cc: Mr. Barry McAnarney (regular mail)
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
PO Box 1267
Jacksonville, Illinois 62651

Ms. Jennifer O'Dell (FedEx)
Laborers Int'l. Union of North America
905 16th Street, NW
Washington, DC 20006

Mr. Albert Percival (by email; pdf)
National Transactions Counsel
Whole Foods Market, Inc.

296595.2

Exhibit I

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (512) 482-7000

September 29, 2008

Ms. Roberta Lang
General Counsel
Whole Foods Market, Inc.
550 Bowie Street
Austin, TX 78703

Dear Ms. Lang,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Whole Foods Market, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 830 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Whole Foods Market, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote FOR our proposal.

END